I'm sending to ask your assistance and for introductions to people who would be willing to make a small investment in Culineer

We want to reach $60K by the end of this month. We are currently at $37K in reservations.

- We'll use this raise to complete dev, marketing of Culineer 2.0 and acquire B2B subscribed customers by Feb
- The Wefunder platform simplifies the contribution to our fund-raising efforts.
  - Terms convertible note at 6% interest, 15% discount, $4M Cap (discounted at $3M for the first $60K)
- We operate capital light and we're applying for grants. Then we'll likely work on an institutional raise. Our goal is to minimize dilution and maximize ROI
- We have traction. Users on the consumer side of the platform and a cohort of farmers waiting to join once the business side is complete.
- We're on the forefront of a very big trend in the food industry.

I'm happy to take meetings to answer any questions. https://calendly.com/jfrank-4/learn-about-culineer-for-investors

Here is a link to my Wefunder page: https://wefunder.com/culineer

I'd appreciate it if you could circulate this to people you know who would be interested in our venture.

Thanks!
Jodi

Until we hit 50K in reservations we are in "testing the waters" mode: